SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2005

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

ICOS Vision Systems Corporation NV	Jody Burfening/Carolyn Capaccio
Tel: 32 16 398 220	Lippert/Heilshorn & Associates, Inc.
Investor.relations@icos.be	212-838-3777 (ext. 6608)

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS FOR THE FIRST

QUARTER OF 2005

Heverlee, Belgium – April 28, 2005. – ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced its financial results for the first quarter ended March 31, 2005.

Revenues were € 16.2 million, approximately 1% lower than the € 16.3 million reported for the fourth quarter of 2004 and 23% lower than the € 21.0 million reported for the prior year first quarter.

Operating income was € 2.3 million compared to € 3.3 million for the fourth quarter of 2004 and € 6.3 million for the first quarter of 2004, representing decreases of 29% and 63%, respectively. Included in operating expenses for the first quarter were approximately € 650 thousand in one-time anticipated legal expenses.

Net income was € 1.7 million, or 16 Eurocents per share, compared to € 3.4 million, or 32 Eurocents per share, for the fourth quarter of 2004 and € 4.6 million, or 44 Eurocents per share, for the first quarter of 2004.

Cash and cash equivalents stood at € 46.1 million at the end of the first quarter with ICOS generating € 4.5 million cash from operations, including changes in working capital, during the quarter.

“The first quarter’s sequentially flat revenues indicate to us that we have reached the end of a down cycle with demand for our products stabilized while new additions to our product offering, notably wafer inspection and solar cells, continued to gain market acceptance. Following a correction period, chip inventories and back-end equipment utilization rates appear to be back at healthy levels,” said Anton DeProft, ICOS’ president and chief executive officer. “Despite weak market conditions we further increased research and development expenses during the quarter, consistent with our policy of investing in future product introductions during down cycles, and still generated an operating margin of close to 15% and a net margin of just over 10%.”

“Looking ahead, we expect second quarter revenues to remain relatively flat with respect to the first quarter, even though we see some evidence that demand will pick up towards the end of the current quarter. We also expect a sequential improvement in operating and net margins.”

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) metrology and inspection as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection modules for integration in other equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Hong Kong and Korea and a production facility in China.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and more in particular the expectation that the market reached the end of a down-cycle and the Company’s expected financial performance in the second quarter of 2005 and the balance of 2005, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks related to the evolution of the economical and political situation, risks related to the evolution of the semiconductor and semiconductor equipment markets, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation N.V. can be found on the World Wide Web at www.ICOS.be

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of Euro, except for share and per share data)

	Three Months Ended
	March 31, 2005	March 31, 2004
	(unaudited)	(unaudited)
Revenues	16,192	21,045
Cost of goods sold	6,399	8,631

Gross profit	9,793	12,414

Operating expenses:
Research & development	2,641	1,833
Selling, general & administrative	4,823	4,279
Total operating expenses	7,464	6,112

Income from operations	2,329	6,302

Other income:
Interest income, net	111	33
Other income	43	35
Foreign currency exchange gain (loss)	(130)	(23)
Net other income	24	45

Net income before taxes	2,353	6,347

Income taxes	681	1,766

Net income	1,672	4,581

Basic earnings per share	0.16	0.44
Weighted average number of shares	10,527,310	10,507,810
Diluted earnings per share	0.16	0.43
Diluted weighted average number of shares	10,700,434	10,707,142

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of Euro)

	March 31, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	46,109	42,179
Trade accounts receivable, net	14,230	16,166
Inventories, net	16,724	18,063
Prepaid expenses and other current assets	3,594	2,864

Total current assets	80,657	79,272

Net property and equipment	10,231	10,134
Intangible assets	5,193	5,505
Other assets	2,115	2,115

Total assets	98,196	97,026

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	4,939	5,466
Short-term borrowings & current portion long-term debt	653	681
Other current liabilities	11,713	12,168

Total current liabilities	17,305	18,315

Long-term debt, excluding current portion	4,344	4,490
Other long-term liabilities	1,327	1,313

Total liabilities	22,976	24,118

STOCKHOLDERS’ EQUITY
Common stock	3,237	3,237
Additional paid-in-capital	22,396	22,396
Retained earnings	51,951	50,279
Accumulated other comprehensive income (loss)	(2,364)	(3,004)

Total stockholders’ equity	75,220	72,908

Total liabilities and stockholders’ equity	98,196	97,026

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS ACCORDING TO US GAAP

(in thousands of EURO)

	Three months ended March 31
	2005	2004
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	1,672	4,581
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	490	140
Allowance for doubtful debts	31	(32)
Loss on disposal of property and equipment	18	—
Deferred tax expense (benefit)	(85)	1,145
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	2,247	(5,995)
Decrease (increase) in inventories	1,646	(3,188)
Decrease (increase) in prepaid expenses and other current assets	(314)	(640)
Decrease (increase) in other assets	(10)	(433)
(Decrease) increase in trade accounts payable	(586)	2,911
(Decrease) increase in other current liabilities	(624)	2,301
(Decrease) increase in other long-term liabilities	(26)	222

Net cash provided by operating activities	4,459	1,012

Cash flows from investing activities
Additions to property and equipment	(258)	(52)
Acquisitions, net of cash received	—	(35)

Net cash used in investing activities	(258)	(87)

Cash flows from financing activities
Repayment of borrowings	(175)	(167)

Net cash used in financing activities	(175)	(167)

Increase in cash and cash equivalents	4,026	758
Impact of exchange rate movements on cash	(96)	146
Cash and cash equivalents at beginning of period	42,179	29,530

Cash and cash equivalents at end of period	46,109	30,434

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: April 28, 2005	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President